June 20, 2013

VIA EDGAR AND FEDERAL EXPRESS

Re:	Ultra Clean Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-184941)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director

CC:	Joseph McCann
Brian Soares

Dear Ms. Ravitz:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-184941) (the “Registration Statement”) of Ultra Clean Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on June 24, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event by calling our counsel, Alan Denenberg, at (650) 752-2004.

The Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

ULTRA CLEAN HOLDINGS, INC.

By:	/s/ Kevin C. Eichler
	Name:	Kevin C. Eichler
	Title:	Chief Financial Officer

cc:	Alan F. Denenberg, Davis Polk & Wardwell LLP

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